UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

MakeMusic, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

56086P202
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ARIZONA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON ANDREW C. STEPHENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON JANE KIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As a result of the Merger (defined and described below), LAC is no longer a Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 4.	Purpose of Transaction.

Item 3 and Item 4 are hereby amended to add the following:

As previously disclosed, on March 12, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LEAP, LEP and LAC.  Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, on March 22, 2013, LAC commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares of the Issuer at a purchase price of $4.85 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes.

As of the expiration of the Offer at 12:00 midnight, New York City time, on April 30, 2013, 3,027,792 Shares were validly tendered and not withdrawn in the Offer (including 2,780 Shares tendered pursuant to notices of guaranteed delivery).  On May 1, 2013, the Issuer and LAC announced the results and completion of the Offer, and LAC accepted the Shares tendered in the Offer for payment and paid for such Shares.

Also, on May 1, 2013, LAC exercised its option (the “Top-Up Option”), granted by the Issuer under the Merger Agreement, pursuant to which the Issuer issued and sold 2,159,745 Shares (the “Top-Up Shares”) to LAC in exchange for $21,597.45 in cash, which amount represents the par value of the Top-Up Shares, and a promissory note in the principal amount of $10,453,165.80, reflecting a purchase price of $4.85 per Top-Up Share.  Upon consummation of the Merger and as of the effective time of the Merger, the promissory note automatically ceased to exist and was of no further force and effect.  On such date, LEAP also transferred its 1,362,829 Shares to LAC in order to facilitate the Merger.

Finally, on May 1, 2013, because LAC then owned more than 90% of the outstanding Shares, in accordance with the Merger Agreement and as permitted by applicable law, LAC merged with and into the Issuer through a short-form merger (the “Merger”).

At the effective time of the Merger (the “Effective Time”), (i) LAC was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a direct wholly-owned subsidiary of LEAP, (ii) each issued and outstanding share of common stock of LAC was converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation, (iii) each Share owned by LEAP, LAC, or their respective subsidiaries was cancelled, and (iv) each issued and outstanding Share, other than Shares cancelled in accordance with (iii) above and Shares owned by shareholders of the Issuer who are entitled to demand and properly demand their dissenters’ rights under applicable law, was converted into the right to receive the Offer Price, without interest.

CUSIP NO. 56086P202

On May 1, 2013, the Issuer notified the NASDAQ Capital Market (“Nasdaq”) of the effectiveness of the Merger.  Following such notification, Nasdaq filed with the Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to delist and deregister the Shares. The Issuer intends to file with the SEC a Form 15 under the Exchange Act, requesting the deregistration of the Shares and the suspension of the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.  Trading of the Shares on Nasdaq ceased as of the close of trading on May 1, 2013.

Effective upon the closing of the Merger, each of Trevor D’Souza, Keith Fenhaus, Robert Morrison, Graham Richmond and Michael Skinner resigned as directors of the Issuer.  As a result of the Merger and in accordance with the terms of the Merger Agreement, Andrew C. Stephens became the sole director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           As a result of the Merger, LEAP directly owned 100 Shares of the Issuer, representing 100% of the issued and outstanding Shares as of the date hereof.  By virtue of their relationships with LEAP discussed in further detail in Item 2, each of LEP, Andrew C. Stephens and Jane Kim may be deemed to beneficially own the Shares owned directly by LEAP.

(b)           LEP, Andrew C. Stephens and Jane Kim have shared voting and dispositive power with respect to the Shares owned directly by LEAP.

(c)           Other than the transactions relating to the consummation of the Merger described in Item 4 above, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the transactions relating to the consummation of the Merger described in Item 4 above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 56086P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2013	LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS

	By:	LaunchEquity Partners, LLC Manager

	By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

LAUNCHEQUITY PARTNERS, LLC

By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

/s/ Andrew C. Stephens
ANDREW C. STEPHENS

/s/ Jane Kim
JANE KIM